Media release

Rio Tinto delivers another strong quarterly production performance

15 October 2014

Rio Tinto chief executive Sam Walsh said “We have delivered another strong quarter with record iron ore production and a solid performance in copper and aluminium. We have seen our first full quarter from the 290 Mt/a iron ore expansion in the Pilbara, with the additional tonnes going into our premium Pilbara Blend products. Our strategy of focussing on long-life, low-cost assets means we will continue to generate strong cash flows despite a lower price environment, resulting in materially increased and consistent cash returns to shareholders.”

Highlights (Rio Tinto share unless stated otherwise)

		Q3’14	vs Q3’13	vs Q2’14	9 mths 2014	vs 9 mths 2013
Global iron ore shipments (100% basis)	Mt	78.0	+15%	+3%	220.4	+18%
Global iron ore production (100% basis)	Mt	76.8	+12%	+5%	216.2	+11%
Mined copper	kt	151.8	+1%	-8%	474.7	+15%
Bauxite	kt	10,889	-3%	+7%	31,077	-2%
Aluminium	kt	848	-1%	1%	2,519	0%
Hard coking coal	kt	1,927	-14%	-4%	5,815	0%
Semi-soft and thermal coal	kt	6,141	-13%	-8%	19,597	-3%
Titanium dioxide feedstock	kt	365	-2%	-2%	1,127	-11%

  Record quarterly and year to date iron ore shipments, production and rail volumes. Sales from the Pilbara continued to exceed production in the quarter, as the stocks that were built in anticipation of delivery of the infrastructure expansion were drawn down.

  Infrastructure for the 360 million tonnes per annum (Mt/a) expansion is 75 per cent complete, with all rail, marine and wharf works in place. The 360 Mt/a project is poised to generate significant value for shareholders.

  Rio Tinto is increasing its copper guidance for the year on the back of mined copper production being 15 per cent higher than in the first nine months of 2013, driven by improved recoveries at the Kennecott concentrator and the sustained ramp up at Oyu Tolgoi.

  Global bauxite production in the third quarter was seven per cent higher than in the second quarter, as the Gove bauxite mine continued its ramp up following curtailment of the Gove refinery in May.

  Aluminium production in the third quarter was broadly in line with last year. Production from the new AP60 plant and productivity gains across the smelter portfolio offset the loss of production from Shawinigan, which closed in November 2013, and the partial shutdown at Kitimat as the plant continues to prepare for full commissioning of the modernised smelter in the first half of 2015.

  Production of hard coking coal in the first nine months of 2014 was in line with 2013. Production of thermal and semi-soft coal was down only three per cent, despite the loss of production from the Clermont mine which was sold in the second quarter of this year, due to production of thermal coal from Hail Creek and significant productivity gains achieved across other coal mines in the business.

  Titanium dioxide production was down 11 per cent in the first nine months of the year as the business continues to match production volumes to underlying demand.

  Exploration and evaluation expenditure was $566 million in the first nine months of 2014, sustaining the savings achieved in 2013 whilst continuing to progress the highest priority projects.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2013 have been excluded.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q3 2014	vs Q3 2013	vs Q2 2014	9 mths 2014	vs 9 mths 2013
Pilbara Blend Lump	15.0	+13%	+3%	42.8	+11%
Pilbara Blend Fines	24.7	+29%	+9%	67.0	+20%
Robe Valley Lump	1.6	-2%	+7%	4.5	+6%
Robe Valley Fines	3.2	+5%	+7%	9.2	+4%
Yandicoogina Fines (HIY)	13.6	-1%	+1%	40.4	+3%
IOC (pellets and concentrate)	2.3	-2%	-3%	6.4	-4%

Global iron ore production of 216.2 million tonnes (Rio Tinto share 170.3 million tonnes) and global shipments of 220.4 million tonnes (Rio Tinto share 173.8 million tonnes) set new nine month records. Rio Tinto’s share of production in the period was 11 per cent higher than in the same period of 2013.

Pilbara operations

Production in the first nine months of 205.3 million tonnes (Rio Tinto share 163.9 million tonnes) was 12 per cent higher than the same period in 2013 and set a new nine month record, driven by a combination of rail, haul truck and processing plant productivity improvements and achieving the 290 Mt/a run rate in May, two months ahead of schedule. Almost 90 per cent of the additional tonnes produced in the year to date has gone directly into our Pilbara Blend, the market leading iron ore product.

The third quarter marked the first full quarter of production at a 290 Mt/a run rate, delivering a 13 per cent increase in production in the quarter to 72.9 million tonnes (Rio Tinto share 58.2 million tonnes) when compared to the same period last year.

Pilbara sales

Record sales of 209.8 million tonnes (Rio Tinto share 167.6 million tonnes) in the first nine months were 20 per cent higher than the same period of 2013. Sales in the period exceeded production by

4.5 million tonnes due to the drawdown of stockpiled iron ore inventory built at Pilbara mine sites in previous years to facilitate a ramp up of the expanded port and rail facilities to 290 Mt/a.

The growth of our Pilbara iron ore business has enabled us to deliver additional Pilbara Blend iron ore volumes to Asian steel markets, providing our customers with reliable, long-term supply of stable quality. Our Yandicoogina and Robe Valley products remained in high demand from major steel mills in Asia.

Third quarter sales set a new quarterly record of 73.7 million tonnes (Rio Tinto share 59.1 million tonnes), 15 per cent higher than the same period of 2013.

Pilbara expansion

Infrastructure for the 360 Mt/a expansion is 75 per cent complete, with all rail, marine and wharf works now in place. The infrastructure expansion is expected to be complete by the end of the first half 2015.

In November 2013, Rio Tinto set out its breakthrough pathway to optimise the growth of mine capacity towards 360 Mt/a, which freed up more than $3 billion of capital previously earmarked for the expansion.

The 360 Mt/a project is poised to generate significant value for shareholders and production from the Pilbara is expected to be 330 million tonnes (100 per cent basis) in 2015.

Iron Ore Company of Canada (IOC)

Production for the first nine months was four per cent lower than the same period of 2013 due to the unusually cold winter experienced in the first quarter of 2014. While production in the third quarter was two per cent lower than the same period of 2013, sales were 14 per cent higher and shipments exceeded production in the quarter by nine per cent as previously frozen material became available for sale.

2014 shipping and production guidance

Rio Tinto expects 2014 global shipments of approximately 300 million tonnes (100 per cent basis). 2014 global production guidance is unchanged at 295 million tonnes (100 per cent basis), subject to weather constraints. Around five million tonnes of iron ore inventory is expected to be drawn down from the Pilbara mines during the year.

COPPER

Rio Tinto share of production

	Q3 2014	vs Q3 2013	vs Q2 2014	9 mths 2014	vs 9 mths 2013
Kennecott Utah Copper
Mined copper (000 tonnes)	52.8	-11%	-15%	183.8	+25%
Refined copper (000 tonnes)	62.7	+35%	-11%	185.9	+37%
Molybdenum (000 tonnes)	5.6	+349%	+126%	8.9	+129%
Mined gold (000 oz)	86.7	+56%	+13%	227.0	+70%
Refined gold (000 oz)	79.3	+97%	+33%	201.1	+39%
Escondida
Mined copper (000 tonnes)	84.2	+3%	-6%	252.4	0%
Refined copper (000 tonnes)	20.8	-5%	-15%	68.0	-1%
Grasberg
Mined copper (000 tonnes)	2.5	N/A	+68%	5.6	N/A
Mined gold (000 oz)	0.8	N/A	+188%	1.5	N/A
Oyu Tolgoi
Mined copper (000 tonnes)	12.3	+20%	+1%	32.9	+125%
Mined gold (000 oz)	44.2	+111%	+17%	104.1	+272%

Kennecott Utah Copper

Mined copper and gold in the first nine months improved significantly on the same period in 2013, reflecting the recovery from the pit wall slide experienced in April 2013, improved overall grades and improved recoveries at the newly expanded concentrator completed in the third quarter of 2013. Copper production in the third quarter, however, was 11 per cent lower than the same period last year due to lower grades at the mine, which was partially offset by higher throughput. This throughput, coupled with improved gold grades, has resulted in increased mined gold.

While copper cathode production for the third quarter was down by 11 per cent due to the 65-day scheduled smelter shutdown which started in early September, overall copper cathode production was 37 per cent higher in the first nine months of the year compared to 2013.

Molybdenum production improved significantly quarter on quarter due to higher grades, improved recoveries and increased throughput.

Escondida

Despite lower grades, increased mill throughput resulted in copper production up three per cent on the same period last year.

Oyu Tolgoi / Turquoise Hill Resources

Production for the first nine months of the year was 98.2 thousand tonnes of copper and 310.6 thousand ounces of gold in concentrates (Rio Tinto share 32.9 thousand tonnes and 104.1 thousand ounces, respectively). Production rose in the third quarter due to higher copper and gold grades offsetting lower throughput.

Customer collections of concentrate from the Chinese bonded warehouse continued to exceed production, with the sale of 53.6 thousand tonnes of copper and 143.7 thousand ounces of gold in concentrates (100 per cent basis) recognised in the third quarter. Warehouse inventories are expected to approach appropriate levels by the end of this year.

Grasberg

Based on the latest available forecast from Freeport-McMoran, a small proportion of copper and gold production in the quarter has been attributed to Rio Tinto. Freeport-McMoran is expected to announce its third quarter results on 28 October 2014.

2014 production guidance

Rio Tinto is increasing its copper guidance for the year. It now expects its share of mined copper production to be approximately 615,000 tonnes (previously 585,000) and refined copper production to be 300,000 tonnes (previously 260,000).

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q3 2014	vs Q3 2013	vs Q2 2014	9 mths 2014	vs 9 mths 2013
Rio Tinto Aluminium
Bauxite	10,889	-3%	+7%	31,077	-2%
Alumina	1,877	+6%	+5%	5,527	+8%
Aluminium	848	-1%	+1%	2,519	0%
Other operations
Gove alumina refinery	0	-100%	-100%	676	-58%

In May 2014, Rio Tinto completed the curtailment of alumina production at Gove. The refinery is now on care and maintenance and continues to be reported separately from Rio Tinto Aluminium.

Bauxite

Global bauxite production in the third quarter was seven per cent higher than in the second quarter as the Gove bauxite mine continued its ramp up following curtailment of the Gove refinery in May. Bauxite production and exports at Gove continued to ramp up towards 8 Mt/a which is expected to be achieved by the end of 2015 following upgrades to export infrastructure. Bauxite production in the nine months to September was lower than 2013 reflecting changes at the Gove bauxite mine as it adjusted to the staged curtailment of the Gove alumina refinery during the first half of 2014.

Alumina

Excluding the Gove alumina refinery, production in the first nine months was up by eight per cent compared to the same period in 2013 reflecting stronger production across all refineries in the period, specifically Yarwun and Queensland Alumina, which were both impacted by ex-tropical cyclone Oswald in the first half of 2013.

Aluminium

Aluminium production in the third quarter was broadly in line with last year. Production from the new AP60 plant and productivity gains across the smelter portfolio offset the loss of production from Shawinigan, which closed in November 2013, and the partial shutdown at Kitimat as the plant continues to prepare for full commissioning of the modernised smelter in the first half of 2015.

In September 2014, a second potline was closed at the Kitimat smelter as part of the transition to the commissioning of the new and expanded facility.  This second closure follows the closure of the first potline in June 2014. The remaining capacity is expected to close in the first half of 2015 as the Kitimat smelter is commissioned.

On 3 July 2014, Rio Tinto Aluminium signed an agreement to sell its 50 per cent shareholding in the SØRAL aluminium smelter in Norway to its joint venture partner at the plant, Hydro Aluminium ASA. The transaction is subject to customary conditions and is expected to close in the fourth quarter of 2014.

On 8 October 2014, Rio Tinto Aluminium announced its intention to dispose of its 46.67% share in the Alucam smelter in Cameroon by the end of 2014.

2014 production guidance

Rio Tinto’s share of bauxite and aluminium production for 2014 is unchanged and is expected to be 41 million tonnes and 3.4 million tonnes, respectively. Alumina production guidance is reduced to 7.4 million tonnes (previously 7.6 million tonnes), excluding alumina production in the year from the Gove alumina refinery.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q3 2014	vs Q3 2013	vs Q2 2014	9 mths 2014	vs 9 mths 2013
Rio Tinto Coal Australia
Hard coking coal	1,773	-15%	-3%	5,416	0%
Semi-soft coking coal	645	-14%	-29%	2,484	-15%
Thermal coal	5,355	-14%	-4%	16,743	-1%

Rio Tinto Coal Mozambique
Hard coking coal	153	-5%	-18%	399	-4%
Thermal coal	141	+15%	-20%	370	+2%

Production of hard coking coal in the first nine months of 2014 was in line with 2013. Production was down by 15 per cent in the third quarter compared to the same quarter of last year due to Hail Creek prioritising the production of thermal coal from a processing plant by-product stream to deliver increased margins in the current price environment, and Kestrel ramping up the new South longwall following completion of mining at Kestrel North in the first quarter of 2014. Kestrel completed mining the first South block in October and commenced moving the longwall to the next panel.

Semi-soft coking coal production was 15 per cent lower than the first nine months of last year reflecting changes made to the production mix to maximise revenue through optimising thermal coal production.

In the third quarter, Australian thermal coal production was only 0.8 million tonnes (14 per cent) lower than last year, despite the loss of 1.8 million tonnes of attributable production from the Clermont mine.  The incremental one million tonnes came from the by-product stream at Hail Creek and significant productivity gains in the Hunter Valley.

On 8 October 2014, Rio Tinto confirmed the sale of Rio Tinto Coal Mozambique to International Coal Ventures Private Limited had completed following the fulfilment of all conditions and receipt of the necessary regulatory approvals.

Uranium

Rio Tinto share of production (000 lbs)

	Q3 2014	vs Q3 2013	vs Q2 2014	9 mths 2014	vs 9 mths 2013
Energy Resources of Australia	853	-7%	N/A	853	-77%
Rössing	615	-35%	+35%	1,714	-41%

Progression to full mill throughput at Energy Resources of Australia (ERA) was achieved in the third quarter, following the recommencement of processing operations in June 2014.

Third quarter production at Rössing was 35 per cent lower than in the same period of 2013. This was largely the result of operational changes made in response to current market conditions.

2014 production guidance

Rio Tinto is increasing its expected share of thermal coal production to 18.0 million tonnes (previously 17.5 million tonnes), excluding 2.5 million tonnes of production from the Clermont mine prior to divestment. This change is largely as a result of prioritising thermal coal production at Hail Creek and therefore the corresponding guidance for Australian hard coking coal production is now expected to be 7.0 million tonnes (previously 7.4 million tonnes). Semi-soft production guidance remains unchanged at 3.0 million tonnes.

Given production in the first nine months of 2014, Rio Tinto’s share of uranium production across Rössing and ERA in 2014 is expected to be closer to the lower end of the guidance range of 4.3 to 5.1 million pounds.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q3 2014	vs Q3 2013	vs Q2 2014	9 mths 2014	vs 9 mths 2013
Diamonds (000 carats)
Argyle	2,455	-20%	0%	7,375	-10%
Diavik	1,004	0%	-22%	3,413	+10%
Murowa	90	+29%	+8%	243	+12%

Minerals (000 tonnes)
Borates – B2O3 content	127	0%	-5%	385	+3%
Titanium dioxide feedstock	365	-2%	-2%	1,127	-11%

Salt (000 tonnes)	1,567	-1%	-12%	4,942	+2%

Diamonds

At Argyle, carats recovered during the first nine months were ten per cent lower than in 2013 reflecting the move from open pit to underground mining and the processing of lower grade tailings in the first quarter of 2014 as underground production ramped up. The second crusher was successfully commissioned during the third quarter which saw higher throughput offsetting lower grades to keep carat production in line with the previous quarter.

Diavik had strong operational performance in the first nine months of the year with a ten per cent increase in carats produced compared to the corresponding period of 2013. This was due to improvements in mining rates, with all three pipes in full production, as well as processing plant improvements implemented over the past six months. Production in the third quarter was down compared to the previous quarter as a result of lower grades and throughput after the majority of stockpiled ore was processed in the first half.

Carats recovered at Murowa in the first nine months were 12 per cent higher than in 2013 and 29 per cent higher than in the third quarter of 2013 due to improved throughput and grades.

Minerals

Borates production in the first nine months was three per cent higher than the same period in 2013. This was in response to higher sales demand and the commissioning of the new modified direct dissolving of kernite (MDDK) process plant, which continued during the third quarter. Production in the quarter was in line with the same quarter in 2013.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide feedstock production was 11 per cent lower than the nine months to September 2013 reflecting soft market demand. Production continues to be optimised to align with market demand. Third quarter production in 2014 was two per cent lower than the same quarter of 2013 as production was reduced to match shipments.

Salt

Salt production year to date was two per cent higher than the same period of 2013 due to productivity improvements and better weather conditions, but 12 per cent lower in the third quarter compared to the previous quarter due to a planned maintenance shut in the third quarter 2014.

2014 production guidance

Rio Tinto’s share of production is expected to be 1.5 million tonnes of titanium dioxide feedstocks and 0.5 million tonnes of boric oxide equivalent. 2014 production guidance for diamonds is 15 million carats (previously 16 million carats) which reflects a maintenance shutdown at Argyle to implement some improved design modifications to both underground crushers.

CORPORATE

On 18 August 2014, Rio Tinto announced its intention to review all options for its 53.83 per cent stake in Bougainville Copper Limited in light of developments in Papua New Guinea, including the new mining legislation passed by the Autonomous Bougainville Government earlier that month.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first three quarters of 2014 was $566 million compared with $774 million in 2013, sustaining the savings achieved in the same period of 2013 whilst continuing to progress the highest priority projects.

In the first nine months of 2014, approximately 35 per cent was incurred by the Copper Group, five per cent by Iron Ore, 18 per cent by Energy, 16 per cent by Diamonds and Minerals, 1 per cent by Aluminium and the balance by central exploration.

There were no significant divestments of central exploration properties in the third quarter of 2014 or 2013.

Exploration highlights

Iron Ore

In the Pilbara of Western Australia drilling continued and airborne geophysical surveys were completed.  In Botswana, a drilling programme was completed.

Copper

In the United States, field mapping, sampling and drilling continued across copper projects in Utah, Arizona and Montana.  In South America field reconnaissance, geophysical surveying and drilling occurred across projects in Chile and Peru.  In Zambia mapping continued and drilling commenced.  In Uzbekistan, drilling and geophysical surveying commenced.  In China the Chinalco Rio Tinto Exploration Joint Venture continued geophysical surveys and commenced drilling.

Nickel

In Canada, field mapping and drilling continued targeting nickel sulphides.

Bauxite

In Brazil, field mapping and drilling continued across several targets.  In Laos, interpretation of bulk sample results commenced.

Coal

In the Bowen Basin (Queensland, Australia), field activities included mapping, ground geophysics and drilling.

Uranium

In Athabasca (Canada), drilling continued on a number of targets and interpretation and geological modelling of existing data progressed.  In the United States, geophysical surveying was completed.

Diamonds

In India, data compilation and interpretation continued.  In Canada, data review and sampling of targets commenced.

Heavy Mineral Sands

In Gabon, auger drilling and sampling continued over heavy mineral sands target areas.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Bauxite: South of Embley and Cape York, Australia; Amargosa, Brazil	Bauxite: Amargosa orbit, Brazil	Bauxite: Australia, Brazil, Laos
Copper	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia	Nickel: Tamarack, US	Copper: Australia, US, Chile, Peru, Zambia, Russia, Kazakhstan, Uzbekistan, Mongolia, China Nickel: Canada
Diamonds & Minerals	Diamonds: Diavik, Canada; Bunder, India Lithium borates: Jadar, Serbia Heavy mineral sands: Zulti South, South Africa; Mutamba, Mozambique Iron Ore: Simandou, Guinea		Diamonds: India, Canada Heavy mineral sands: Gabon
Energy	Coal: Mt Pleasant, Hail Creek, Australia Uranium: Ranger 3 Deeps, Australia; Roughrider, Canada	Coal: Bowen Basin, Hunter Valley, Australia	Uranium: Canada, US, Australia
Iron Ore	Pilbara, Australia	Pilbara, Australia	Botswana

Mine-lease exploration continued at a number of Rio Tinto businesses including: Pilbara Iron, Rio Tinto Coal Australia, Oyu Tolgoi, Weipa, Gove and Kennecott.

This report represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules.

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			9 Months		% Change
		2013 Q3	2014 Q2	2014 Q3	2013 9 MTHS	2014 9 MTHS	Q3 14 vs Q3 13	Q3 14 vs Q2 14	9 MTHS 14 vs 9 MTHS 13
Principal Commodities
Alumina	('000 t)	2,293	1,934	1,877	6,725	6,203	-18%	-3%	-8%
Aluminium	('000 t)	853	839	848	2,531	2,519	-1%	1%	0%
Bauxite	('000 t)	11,250	10,144	10,889	31,772	31,077	-3%	7%	-2%
Borates	('000 t)	127	133	127	374	385	0%	-5%	3%
Coal - hard coking	('000 t)	2,253	2,015	1,927	5,805	5,815	-14%	-4%	0%
Coal - semi-soft coking	('000 t)	750	903	645	2,936	2,484	-14%	-29%	-15%
Coal - thermal	('000 t)	6,321	5,758	5,496	17,350	17,113	-13%	-5%	-1%
Copper - mined	('000 t)	150.9	164.8	151.8	413.8	474.7	1%	-8%	15%
Copper - refined	('000 t)	68.3	94.6	83.5	204.2	253.8	22%	-12%	24%
Diamonds	('000 cts)	4,158	3,832	3,549	11,529	11,031	-15%	-7%	-4%
Iron ore	('000 t)	53,377	57,530	60,449	153,456	170,319	13%	5%	11%
Titanium dioxide feedstock	('000 t)	373	372	365	1,261	1,127	-2%	-2%	-11%
Uranium	('000 lbs)	1,868	455	1,467	6,612	2,567	-21%	222%	-61%
Other Metals & Minerals
Gold - mined	('000 oz)	83.2	123.2	138.4	182.2	355.8	66%	12%	95%
Gold - refined	('000 oz)	40.3	59.8	79.3	144.5	201.1	97%	33%	39%
Molybdenum	('000 t)	1.2	2.5	5.6	3.9	8.9	349%	126%	129%
Salt	('000 t)	1,586	1,788	1,567	4,842	4,942	-1%	-12%	2%
Silver - mined	('000 oz)	1,223	1,372	1,390	2,913	3,959	14%	1%	36%
Silver - refined	('000 oz)	395	818	759	1,525	2,175	92%	-7%	43%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Rio Tinto share of production

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	353	378	360	352	358	1,061	1,070
Queensland Alumina	80%	695	722	697	668	741	1,985	2,106
São Luis (Alumar)	10%	85	91	88	87	94	252	269
Yarwun	100%	608	696	683	661	656	1,751	2,001
Jonquière (Vaudreuil) specialty alumina plant	100%	25	23	26	27	28	80	81
Rio Tinto Alcan total		1,764	1,909	1,856	1,795	1,877	5,128	5,527
Other Aluminium - Gove refinery (a)	100%	528	673	537	139	0	1,597	676
Rio Tinto total alumina production		2,293	2,582	2,392	1,934	1,877	6,725	6,203

ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Australia - Bell Bay	100%	47	47	46	47	48	140	141
Australia - Boyne Island	59%	84	83	76	81	85	251	242
Australia - Tomago	52%	71	72	70	71	73	209	215
Cameroon - Alucam (Edéa)	47%	11	11	11	11	11	24	33
Canada - seven wholly owned (b) (c)	100%	335	331	322	320	320	1,002	962
Canada - Alouette (Sept-Îles)	40%	57	59	58	58	58	174	174
Canada - Bécancour	25%	28	27	28	28	28	82	83
France - Dunquerque	100%	66	68	67	67	68	190	202
Iceland - ISAL (Reykjavik)	100%	49	49	50	52	51	148	153
New Zealand - Tiwai Point	79%	64	66	64	65	65	191	194
Norway - SØRAL (Husnes) (d)	50%	11	12	11	11	12	33	34
Oman - Sohar	20%	18	17	18	18	18	54	54
UK - Lochaber	100%	11	11	10	10	10	34	31
Rio Tinto total aluminium production		853	853	832	839	848	2,531	2,519

BAUXITE
Production ('000 tonnes) (e)
Rio Tinto Alcan
Gove	100%	1,983	2,271	1,804	1,426	1,725	5,758	4,954
Porto Trombetas	12%	506	525	438	470	501	1,362	1,409
Sangaredi	(f)	1,790	1,848	1,686	1,885	1,819	5,099	5,391
Weipa	100%	6,971	6,787	6,116	6,363	6,844	19,554	19,322
Rio Tinto total bauxite production		11,250	11,432	10,044	10,144	10,889	31,772	31,077

Rio Tinto share of production

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	127	121	126	133	127	374	385

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,483	1,536	1,190	1,338	1,277	4,072	3,804
Kestrel Coal	80%	608	726	625	490	497	1,316	1,611
Total Rio Tinto Coal Australia hard coking coal		2,091	2,262	1,814	1,828	1,773	5,389	5,416
Rio Tinto Coal Mozambique
Benga (g)	65%	162	148	59	187	153	416	399
Rio Tinto total hard coking coal production		2,253	2,410	1,874	2,015	1,927	5,805	5,815

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	466	527	431	385	292	1,580	1,108
Mount Thorley	64%	241	305	355	365	317	876	1,037
Warkworth	44%	43	90	151	153	36	480	340
Rio Tinto total semi-soft coking coal production		750	922	936	903	645	2,936	2,484

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	710	638	758	654	667	1,997	2,079
Clermont (h)	0%	1,753	1,496	1,286	1,135	-	4,407	2,421
Hail Creek Coal (i)	82%	21	136	320	344	702	21	1,366
Hunter Valley	80%	2,330	2,026	2,350	2,183	2,732	6,775	7,264
Kestrel Coal	80%	53	60	70	87	45	310	202
Mount Thorley	64%	263	350	382	425	499	1,158	1,306
Warkworth	44%	1,069	791	641	753	711	2,319	2,105
Total Rio Tinto Coal Australia thermal coal		6,198	5,497	5,806	5,581	5,355	16,988	16,743
Rio Tinto Coal Mozambique
Benga (g)	65%	122	127	54	176	141	363	370
Rio Tinto total thermal coal production		6,321	5,624	5,860	5,758	5,496	17,350	17,113

Rio Tinto share of production

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

COPPER
Mine production ('000 tonnes) (e)
Bingham Canyon	100%	59.1	64.5	69.2	61.9	52.8	146.5	183.8
Escondida	30%	81.5	83.8	78.8	89.4	84.2	252.7	252.4
Grasberg - Joint Venture (j)	40%	0.0	6.3	1.7	1.5	2.5	0.0	5.6
Oyu Tolgoi (k)	34%	10.3	11.0	8.5	12.1	12.3	14.7	32.9
Rio Tinto total mine production		150.9	165.6	158.2	164.8	151.8	413.8	474.7
Refined production ('000 tonnes)
Escondida	30%	22.0	23.2	22.7	24.5	20.8	68.4	68.0
Kennecott Utah Copper	100%	46.3	57.7	53.1	70.1	62.7	135.9	185.9
Rio Tinto total refined production		68.3	81.0	75.8	94.6	83.5	204.2	253.8

DIAMONDS
Production ('000 carats)
Argyle	100%	3,085	3,153	2,461	2,459	2,455	8,205	7,375
Diavik	60%	1,003	1,240	1,119	1,290	1,004	3,106	3,413
Murowa	78%	70	105	69	83	90	217	243
Rio Tinto total diamond production		4,158	4,498	3,650	3,832	3,549	11,529	11,031

GOLD
Mine production ('000 ounces) (e)
Barneys Canyon	100%	0.0	0.0	0.0	0.4	0.0	0.4	0.4
Bingham Canyon	100%	55.6	73.8	63.3	76.6	86.7	132.9	226.6
Escondida	30%	6.6	7.3	8.6	8.0	6.6	21.0	23.2
Grasberg - Joint Venture (j)	40%	0.0	0.0	0.4	0.3	0.8	0.0	1.5
Oyu Tolgoi (k)	34%	20.9	24.7	22.0	37.9	44.2	28.0	104.1
Rio Tinto total mine production		83.2	105.7	94.2	123.2	138.4	182.2	355.8
Refined production ('000 ounces)
Kennecott Utah Copper	100%	40.3	47.8	62.0	59.8	79.3	144.5	201.1

Rio Tinto share of production

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

IRON ORE
Production ('000 tonnes) (e)
Hamersley mines	(l)	36,278	38,381	36,345	39,743	41,836	104,966	117,924
Hamersley - Channar	60%	1,528	1,615	1,642	1,642	1,763	5,013	5,047
Hope Downs	50%	4,504	4,556	4,780	5,093	5,646	12,338	15,519
Iron Ore Company of Canada	59%	2,353	2,321	1,764	2,365	2,299	6,703	6,429
Robe River - Pannawonica (Mesas J and A)	53%	4,724	4,591	4,329	4,529	4,847	13,064	13,705
Robe River - West Angelas	53%	3,989	4,046	3,479	4,158	4,058	11,372	11,695
Rio Tinto iron ore production ('000 tonnes)		53,377	55,510	52,339	57,530	60,449	153,456	170,319
Breakdown of Production:
Pilbara Blend Lump		13,269	13,665	13,251	14,541	14,986	38,483	42,778
Pilbara Blend Fines		19,237	20,480	19,616	22,669	24,720	55,990	67,005
Robe Valley Lump		1,658	1,631	1,413	1,517	1,618	4,297	4,548
Robe Valley Fines		3,066	2,960	2,916	3,012	3,229	8,766	9,157
Yandicoogina Fines (HIY)		13,795	14,453	13,379	13,426	13,597	39,217	40,402
IOC Concentrate		1,048	1,057	629	1,130	936	2,931	2,694
IOC Pellets		1,305	1,264	1,136	1,235	1,364	3,772	3,735
Breakdown of Sales:
Pilbara Blend Lump		11,125	12,471	11,635	12,067	13,730	31,277	37,432
Pilbara Blend Fines		19,801	22,648	21,924	26,596	26,498	55,476	75,017
Robe Valley Lump		1,481	1,641	1,200	1,464	1,405	3,601	4,070
Robe Valley Fines		3,338	4,024	2,878	3,311	3,246	8,787	9,435
Yandicoogina Fines (HIY)		14,576	14,504	13,732	13,713	14,197	39,465	41,642
IOC Concentrate		870	899	372	1,118	1,343	2,739	2,833
IOC Pellets		1,344	1,212	1,102	1,134	1,172	3,828	3,407
Rio Tinto iron ore sales ('000 tonnes)		52,534	57,398	52,843	59,402	61,591	145,174	173,836

Rio Tinto share of production

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

MOLYBDENUM
Mine production ('000 tonnes) (e)
Bingham Canyon	100%	1.2	1.8	0.9	2.5	5.6	3.9	8.9

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,586	1,886	1,586	1,788	1,567	4,842	4,942

SILVER
Mine production ('000 ounces) (e)
Bingham Canyon	100%	852	930	744	864	970	1,947	2,578
Escondida	30%	305	337	398	432	348	872	1,177
Grasberg - Joint Venture (j)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (k)	34%	66	70	54	77	72	94	204
Rio Tinto total mine production		1,223	1,337	1,197	1,372	1,390	2,913	3,959
Refined production ('000 ounces)
Kennecott Utah Copper	100%	395	633	598	818	759	1,525	2,175

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (m)	100%	373	361	389	372	365	1,261	1,127

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (n)	68%	920	758	0	0	853	3,704	853
Rössing	69%	948	735	644	455	615	2,907	1,714
Rio Tinto total uranium production		1,868	1,493	644	455	1,467	6,612	2,567

Production data notes:
(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
(b) The Shawinigan smelter ceased production on 29 November 2013.
(c) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.
(d) On 3 July 2014, Rio Tinto Alcan reached a binding agreement for the sale of its 50% interest in the SØRAL (Husnes) smelter.

(e) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(f) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
(g) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014.
(h) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production is shown up to that date.
(i) Hail Creek commenced production of thermal coal from a processing plant by-product stream following completion of a successful trial in the third quarter of 2013.

(j) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(k) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd. Production included in the table is from 1 May 2013.

(l) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(m) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).
(n) ERA production reported is 'drummed' U3O8.
The Rio Tinto percentage shown above is at 30 September 2014.

Rio Tinto's interest in the Northparkes and Palabora mines and the Saint-Jean-de-Maurienne and Sebree smelters were sold in 2013.  No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

ALUMINIUM
Rio Tinto Alcan - Bauxite
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,983	2,271	1,804	1,426	1,725	5,758	4,954
Weipa mine - Queensland	100.0%	6,971	6,787	6,116	6,363	6,844	19,554	19,322
Brazil
Porto Trombetas (MRN) mine	12.0%	4,214	4,376	3,649	3,918	4,177	11,353	11,743
Guinea
Sangaredi mine (a)	23.0%	3,978	4,107	3,747	4,189	4,043	11,330	11,979

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		11,166	11,268	9,829	10,065	10,671	31,695	30,566
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	868	903	872	835	926	2,481	2,632
Yarwun refinery - Queensland	100.0%	608	696	683	661	656	1,751	2,001
Brazil
São Luis (Alumar) refinery	10.0%	848	908	882	865	938	2,517	2,686
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	353	378	360	352	358	1,061	1,070
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

ALUMINIUM (continued)
Rio Tinto Alcan - Specialty Alumina
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	25	23	26	27	28	80	81
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	47	47	46	47	48	140	141
Boyne Island smelter - Queensland	59.4%	142	139	129	136	143	422	408
Tomago smelter - New South Wales	51.6%	139	139	136	139	142	405	417
Cameroon
Alucam (Edéa) smelter	46.7%	24	24	24	23	24	51	70
Canada
Alma smelter - Quebec	100.0%	111	113	112	111	116	327	339
Alouette (Sept-Îles) smelter - Quebec	40.0%	143	147	144	145	146	435	436
Arvida smelter - Quebec	100.0%	45	43	42	43	44	132	129
Arvida AP60 smelter - Quebec (a)	100.0%	-	9	14	15	15	-	44
Bécancour smelter - Quebec	25.1%	110	109	111	111	110	326	332
Grande-Baie smelter - Quebec	100.0%	56	56	56	55	55	167	166
Kitimat smelter - British Columbia	100.0%	42	40	38	35	28	131	101
Laterrière smelter - Quebec	100.0%	62	61	60	61	62	177	182
Shawinigan smelter - Quebec (b)	100.0%	20	7	-	-	-	67	-
France
Dunkerque smelter	100.0%	66	68	67	67	68	190	202
Saint-Jean-de-Maurienne smelter (c)	0.0%	24	16	-	-	-	69	-
Iceland
ISAL (Reykjavik) smelter	100.0%	49	49	50	52	51	148	153
New Zealand
Tiwai Point smelter	79.4%	81	83	81	82	82	241	245
Norway
SØRAL (Husnes) smelter (d)	50.0%	22	23	23	23	23	66	69
Oman
Sohar smelter	20.0%	89	85	88	91	92	269	271
United Kingdom
Lochaber smelter	100.0%	11	11	10	10	10	34	31

(a) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.
(b) The Shawinigan smelter ceased production on 29 November 2013.
(c) Rio Tinto sold its 100% interest in the Saint-Jean-de-Maurienne smelter with an effective date of 16 December 2013. Production is shown up to that date.
(d) On 3 July 2014, Rio Tinto Alcan reached a binding agreement for the sale of its 50% interest in the SØRAL (Husnes) smelter.

Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated. Page 18 of 27

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

ALUMINIUM (continued)
Other Aluminium - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	528	673	537	139	0	1,597	676
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
USA
Sebree smelter - Kentucky (b)	0.0%	-	-	-	-	-	87	-

(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
(b) Rio Tinto sold its 100% interest in the Sebree smelter with an effective date of 1 June 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a)		127	121	126	133	127	374	385
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		2,220	1,992	2,369	2,045	2,083	6,239	6,497
Clermont Coal mine (a)	0.0%
Queensland
Thermal coal ('000 tonnes)		3,499	2,986	2,567	2,265	-	8,797	4,832
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,808	1,873	1,451	1,631	1,557	4,966	4,639
Thermal coal ('000 tonnes) (b)		25	166	390	420	856	25	1,665
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		582	659	539	481	365	1,975	1,385
Thermal coal ('000 tonnes)		2,912	2,533	2,937	2,728	3,415	8,469	9,080
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		760	908	781	613	621	1,646	2,014
Thermal coal ('000 tonnes)		66	75	88	109	56	388	253
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		377	477	554	570	496	1,369	1,620
Thermal coal ('000 tonnes)		411	547	596	665	780	1,810	2,041
Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		96	202	339	345	80	1,079	763
Thermal coal ('000 tonnes)		2,403	1,779	1,439	1,692	1,598	5,216	4,729
Total hard coking coal production ('000 tonnes)		2,568	2,780	2,232	2,244	2,178	6,612	6,653
Total semi-soft coking coal production ('000 tonnes)		1,055	1,338	1,431	1,395	942	4,423	3,768
Total thermal coal production ('000 tonnes)		11,537	10,078	10,387	9,924	8,787	30,945	29,098
Total coal production ('000 tonnes)		15,161	14,196	14,050	13,563	11,906	41,980	39,519

Total coal sales ('000 tonnes)		14,481	15,027	14,014	13,569	11,409	40,797	38,992
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,846	2,289	1,990	2,152	1,563	5,157	5,705
Share of semi-soft coal sales ('000 tonnes) (d)		806	1,048	820	803	790	2,902	2,413
Share of thermal coal sales ('000 tonnes) (d)		5,952	5,750	5,827	5,447	4,972	16,565	16,246

(a) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production is shown up to that date.
(b) Hail Creek commenced production of thermal coal from a processing plant by-product stream following completion of a successful trial in the third quarter of 2013.
(c) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	65.0%
Hard coking coal production ('000 tonnes)		249	228	91	288	236	640	615
Thermal coal production ('000 tonnes)		188	196	82	271	216	558	570
(a) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014.
Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		18,276	19,584	21,051	21,438	20,652	56,535	63,140
Average copper grade (%)		1.37	1.30	1.12	1.33	1.20	1.41	1.22
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		210.6	214.4	195.5	235.6	205.5	671.8	636.7
Contained gold ('000 ounces)		22	24	29	27	22	70	77
Contained silver ('000 ounces)		1,017	1,124	1,326	1,439	1,159	2,908	3,924
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		61.0	64.9	67.1	62.3	75.3	170.4	204.7
Refined production from leach plants:
Copper cathode production ('000 tonnes)		73.2	77.5	75.8	81.5	69.3	227.8	226.6
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		18,235	18,837	10,617	9,368	12,683	46,581	32,669
Average mill head grades:
Copper (%)		0.74	0.87	0.73	0.73	0.90	0.71	0.79
Gold (g/t)		0.65	0.99	0.79	0.65	1.33	0.57	0.96
Silver (g/t)		2.68	3.72	3.34	3.08	2.62	2.69	2.99
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		119.2	148.9	67.5	58.7	99.6	287.4	225.8
Gold in concentrates ('000 ounces)		306	517	215	147	431	660	793
Silver in concentrates ('000 ounces)		1,069	1,479	558	499	604	2,389	1,661
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		107.5	138.3	50.6	54.3	108.8	269.0	213.7
Gold in concentrates ('000 ounces)		278	475	163	136	431	620	729
Silver in concentrates ('000 ounces)		761	1,090	334	367	599	1,775	1,299

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2014 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 3Q 2014 until the release of its 2014 third-quarter results on 28 October 2014.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.0	0.0	0.0	0.4	0.0	0.4	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		10,593	13,088	11,916	10,480	12,184	30,518	34,579
Average ore grade:
Copper (%)		0.62	0.56	0.65	0.65	0.49	0.54	0.59
Gold (g/t)		0.22	0.28	0.25	0.33	0.33	0.19	0.30
Silver (g/t)		4.16	3.12	2.62	3.26	3.01	2.96	2.95
Molybdenum (%)		0.034	0.032	0.029	0.044	0.069	0.030	0.048
Copper concentrates produced ('000 tonnes)		235	257	299	225	193	627	717
Average concentrate grade (% Cu)		25.2	25.1	23.1	27.5	27.2	23.3	25.6
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		59.1	64.5	69.2	61.9	52.8	146.5	183.8
Gold ('000 ounces)		56	74	63	77	87	133	227
Silver ('000 ounces)		852	930	744	864	970	1,947	2,578
Molybdenum concentrates produced ('000 tonnes):		2.4	3.5	1.9	4.6	10.5	7.6	17.0
Molybdenum in concentrates ('000 tonnes)		1.2	1.8	0.9	2.5	5.6	3.9	8.9
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		256	266	273	309	205	624	787
Copper anodes produced ('000 tonnes) (a)		54.3	56.9	57.4	71.7	50.2	135.1	179.3
Production of refined metal:
Copper ('000 tonnes)		46.3	57.7	53.1	70.1	62.7	135.9	185.9
Gold ('000 ounces) (b)		40.3	47.8	62.0	59.8	79.3	144.5	201.1
Silver ('000 ounces) (b)		395	633	598	818	759	1,525	2,175
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

COPPER & GOLD (continued)
Northparkes Joint Venture (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,528	989	-	-	-	4,488	-
Average ore grade:
Copper (%)		1.04	1.03	-	-	-	1.04	-
Gold (g/t)		0.45	0.44	-	-	-	0.47	-
Copper concentrates produced ('000 tonnes)		44.2	27.1	-	-	-	126.6	-
Contained copper in concentrates:
Saleable production ('000 tonnes)		14.3	9.0	-	-	-	41.6	-
Sales ('000 tonnes) (b)		8.9	11.6	-	-	-	30.8	-
Contained gold in concentrates:
Saleable production ('000 ounces)		17	10	-	-	-	52	-
Sales ('000 ounces) (b)		11.0	14.1	-	-	-	39.3	-
(a) Rio Tinto sold its 80% interest in Northparkes with an effective date of 1 December 2013. Production is shown up to that date. (b) Rio Tinto's 80% share of material from the Joint Venture.
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		8,052	7,835	5,560	7,778	7,029	12,482	20,367
Average mill head grades:
Copper (%)		0.47	0.49	0.52	0.53	0.59	0.45	0.55
Gold (g/t)		0.36	0.41	0.49	0.60	0.80	0.33	0.64
Silver (g/t)		1.39	1.44	1.52	1.57	1.64	1.36	1.58
Copper concentrates produced ('000 tonnes)		110.3	129.5	102.9	140.0	134.1	160.5	377.0
Average concentrate grade (% Cu)		27.7	25.4	24.6	25.8	27.3	27.2	26.0
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		30.6	32.9	25.3	36.2	36.6	43.7	98.2
Gold in concentrates ('000 ounces)		62.4	73.7	65.6	113.0	132.0	83.4	310.6
Silver in concentrates ('000 ounces)		196	208	163	229	216	281	608
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		-	6.1	13.1	51.6	53.6	-	118.3
Gold in concentrates ('000 ounces)		-	10	28	126	144	-	298
Silver in concentrates ('000 ounces)		-	36	78	309	323	-	710
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.
Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

COPPER & GOLD (continued)
Palabora (a)	0.0%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		-	-	-	-	-	4,360	-
Average ore grade: copper (%)		-	-	-	-	-	-	-
Copper concentrates produced ('000 tonnes)		-	-	-	-	-	83.2	-
Average concentrate grade: copper (%)		-	-	-	-	-	26.7	-
Copper in concentrates ('000 tonnes)		-	-	-	-	-	22.2	-
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		-	-	-	-	-	111.3	-
New copper anodes produced ('000 tonnes)		-	-	-	-	-	27.3	-
Refined new copper produced ('000 tonnes)		-	-	-	-	-	25.8	-
Gold in Anode Slimes ('000 tonnes)		-	-	-	-	-	5.5	-
By-products:
Magnetite concentrate ('000 tonnes)		-	-	-	-	-	2,628	-
Nickel contained in products (tonnes)		-	-	-	-	-	17	-
Vermiculite plant
Vermiculite produced ('000 tonnes)		-	-	-	-	-	73	-
(a) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

DIAMONDS
Argyle Diamonds (a)	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,088	1,728	724	712	876	5,550	2,311
AK1 diamonds produced ('000 carats)		3,085	3,153	2,461	2,459	2,455	8,205	7,375
(a) Rio Tinto officially opened the Argyle underground mine on 30 April 2013.
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		548	539	587	617	560	1,577	1,765
Diamonds recovered ('000 carats)		1,672	2,066	1,865	2,150	1,673	5,176	5,688
Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		145	144	142	135	153	420	430
Diamonds recovered ('000 carats)		90	135	89	107	116	279	312
Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	36,278	38,381	36,345	39,743	41,837	104,966	117,925
Hamersley - Channar	60.0%	2,546	2,692	2,737	2,736	2,938	8,355	8,411
Hope Downs	50.0%	9,007	9,112	9,559	10,187	11,292	24,676	31,038
Robe River - Pannawonica (Mesas J and A)	53.0%	8,912	8,661	8,168	8,546	9,144	24,647	25,858
Robe River - West Angelas	53.0%	7,528	7,635	6,564	7,845	7,657	21,458	22,066
Total production ('000 tonnes)		64,271	66,481	63,373	69,057	72,868	184,102	205,298
Breakdown of total production:
Pilbara Blend Lump		16,845	17,374	17,031	18,688	19,416	48,585	55,135
Pilbara Blend Fines		24,719	25,993	24,795	28,397	30,711	71,653	83,903
Robe Valley Lump		3,129	3,076	2,666	2,863	3,051	8,108	8,580
Robe Valley Fines		5,783	5,585	5,502	5,683	6,093	16,539	17,278
Yandicoogina Fines (HIY)		13,795	14,453	13,379	13,426	13,597	39,217	40,402
Breakdown of total sales:
Pilbara Blend Lump		14,408	15,628	14,969	16,247	17,378	40,236	48,594
Pilbara Blend Fines		26,177	28,999	27,822	32,870	33,379	72,367	94,071
Robe Valley Lump		2,794	3,096	2,265	2,763	2,652	6,795	7,680
Robe Valley Fines		6,298	6,592	5,431	6,247	6,125	16,580	17,803
Yandicoogina Fines (HIY)		14,576	14,504	13,732	13,713	14,197	39,465	41,642
Total sales ('000 tonnes) (b)		64,253	68,819	64,219	71,840	73,731	175,443	209,790

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,785	1,801	1,071	1,924	1,593	4,991	4,588
Pellets ('000 tonnes)		2,222	2,152	1,934	2,104	2,322	6,424	6,360
Sales:
Concentrates ('000 tonnes)		1,481	1,530	633	1,904	2,288	4,665	4,825
Pellets ('000 tonnes)		2,289	2,064	1,876	1,931	1,996	6,519	5,802
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		68,278	70,434	66,378	73,084	76,784	195,517	216,246
Iron Ore Sales ('000 tonnes)		68,023	72,414	66,728	75,674	78,014	186,627	220,417
Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 MTHS 2013	9 MTHS 2014

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,320	2,759	2,320	2,616	2,293	7,082	7,229

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide feedstock ('000 tonnes)		373	361	389	372	365	1,261	1,127
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,345	1,108	0	0	1,247	5,416	1,247
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,383	1,072	939	664	896	4,239	2,500

Rio Tinto percentage interest shown above is at 30 September 2014. The data represent full production and sales on a 100% basis unless otherwise stated.